UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 9, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release: **Optional Redemption Notice to the Holders of AngloGold Ashanti Holdings Finance plc 3.50 per cent Guaranteed Convertible Bonds due 2014**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

9 October 2013

AngloGold Ashanti Holdings Finance plc

Optional Redemption Notice to the Holders of AngloGold Ashanti Holdings Finance plc 3.50 per cent Guaranteed Convertible Bonds due 2014

Notice is hereby given, that pursuant to Condition 7(b)(ii) of the trust deed, dated 22 May 2009, among AngloGold Ashanti Holdings Finance plc (the "Issuer"), AngloGold Ashanti Limited (the "Company") and the Law Debenture Trust Corporation plc. (the "Trust Deed"), the Issuer has elected to redeem all of its 3.50 per cent. Guaranteed Convertible Bonds due 2014 (the "Bonds") then outstanding on 8 November 2013 (the "Optional Redemption Date"). This notice is given pursuant to Conditions 7(b) and 17 of the Trust Deed. Capitalised terms used but not defined herein have the meanings assigned to such terms in the Trust Deed.

The Bonds will be redeemed on the Optional Redemption Date at a redemption price equal to 100% of the principal amount of the Bonds redeemed plus accrued and unpaid interest up to but excluding the Optional Redemption Date (the "Redemption Price").

Conversion Rights with respect to the Bonds may be exercised on or before close of business (at the place where the relevant Bond is delivered for conversion) on 30 October 2013, and may not be exercised after such date.

As at 7 October 2013:

- the Conversion Price per American Depositary Share of the Company was US$47.18;
- the aggregate principal amount of Bonds outstanding was US$6,600,000; and
- the closing price of one ordinary share of the Company, as published by the JSE Limited, was ZAR130.81.

The Paying Agent with respect to the Bonds (the "Paying Agent") is:

The Bank of New York Mellon
London Branch One Canada Square London
E14 5AL United Kingdom
Attention: Corporate Trust Services

On the Optional Redemption Date, the Redemption Price will become due and payable in respect of the Bonds.

Payment of the Redemption Price will be made to the person or persons shown in the Register at the close of business on the Record Date and subject to the surrender of the Bonds at the specified office of the Registrar or any of the Paying, Transfer and Conversion Agents.

Unless the Issuer defaults in paying the Redemption Price, interest on the Bonds will cease to accrue on and after the Redemption Date.

The CUSIP and ISIN numbers referred to above have been assigned to the Bonds by an organization not affiliated with the Issuer or the Paying Agent and are included solely for the convenience of the holders of the Bonds. Neither the Issuer nor the Paying Agent shall be responsible for the selection or use of these CUSIP or ISIN numbers, nor is any representation made as to their correctness or accuracy as listed in this redemption notice or as printed on the Bonds.

By: AngloGold Ashanti Holdings Finance plc

Original date of Notice: 8 October 2013

SPONSOR: UBS South Africa (Pty) Limited
ENDS

Contact

Media	**Tel:**	**E-mail:**
Chris Nthite Stewart	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Bailey General	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
inquiries		media@anglogoldashanti.com

Investors

Andrea Maxey (Investors & Media)	+61 8 9425 4603/ +61 400 072 199	amaxey@anglogoldashanti.com.au
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries		investors@anglogoldashanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 9, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary